LAKESIDE MORTGAGE FUND, LLC

                                 AMENDMENT NO. 1
                                       TO
                               OPERATING AGREEMENT


The Operating Agreement of Lakeside Mortgage Fund, LLC, is hereby amended as set forth below. All provisions not amended by this Amendment No. 1 shall remain in full force and effect as set forth in the Operating Agreement.

Section 7.01(a) shall be amended to read in its entirety as follows:

      7.01  Restrictions on Transfers. . . .

            (a) No Member shall make any transfer or assignment of all or any part of his Membership Interest without the prior written consent of the Manager, which consent may be withheld in the sole discretion of the Manager, provided, however, that a transfer of solely an Economic Interest by a Member shall not require such prior written consent.